UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement and Unregistered Sales of Equity Securities

As previously reported on the Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2021, Jiuzi Holdings Inc. (the “Company”) entered into that certain Securities Purchase Agreement, dated as of December 3, 2021 (the “Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $6,000,000 (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 15% per annum in the event of default. Pursuant to the securities purchase agreement, the Debentures will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. The initial closing of the Transaction in the principal amount of $2,500,000 in Debenture occurred on December 3, 2021.

On December 30, 2021, the Company filed a registration statement on Form F-1 with the SEC registering the resale of the ordinary shares upon conversion of the Debentures as stipulated under the Debentures and certain registration rights agreement dated December 3, 2021. As such, the second closing of the Transaction in the principal amount of $2,500,000 in Debenture occurred on January 3, 2022. We paid to an affiliate of the Debenture Holder a cash fee of $125,000, which was equal to 5% of the amount of the Debenture at the second closing.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated December 3, 2021 (incorporated by reference to Exhibit 10.1 on Form 6-K filed on December 6, 2021)
10.2	Form of Debenture (incorporated by reference to Exhibit 10.2 on Form 6-K filed on December 6, 2021)
10.3	Registration Rights Agreement, dated December 3, 2021 (incorporated by reference to Exhibit 10.3 on Form 6-K filed on December 6, 2021)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIUZI HOLDINGS INC.

Date: January 6, 2022	By:	/s/ Shuibo Zhang
		Name:	Shuibo Zhang
		Title:	Chief Executive Officer

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